UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

SOLENO THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

834203309

(CUSIP Number of Class of Securities)

Anish Bhatnagar

Chief Executive Officer

100 Marine Parkway, Suite 400

Redwood City, CA 94065

(650) 213-8444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Elton Satusky

Robert T. Ishii

Douglas K. Schnell

Catherine Riley Tzipori

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Soleno Therapeutics, Inc., a Delaware corporation (“Soleno”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2026, relating to the Tender Offer Statement on Schedule TO filed by Sigma Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (“Neurocrine”), and Neurocrine with the SEC on April 20, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Soleno, in exchange for $53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated April 20, 2026 and the related letter of transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offer Period; Completion of the Merger” immediately before the section titled “Annual and Quarterly Reports” on page 56 of the Schedule 14D-9 as follows:

“Expiration of the Offering Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled one minute following 11:59 p.m. Eastern Time on May 15, 2026 (the “Expiration Time”) and were not extended. Neurocrine and Purchaser were advised by Equiniti Trust Company, LLC, the depository for the Offer (“Depository”), that, as of the Expiration Time, a total of 46,356,114 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 88.9% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and payment of the Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Following acceptance for payment of the Shares, Purchaser owned a sufficient number of Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Soleno’s stockholders. Accordingly, the Merger closed on May 18, 2026, with Purchaser merging with and into Soleno, and Soleno continuing as the surviving corporation under the name “Soleno Therapeutics, Inc.” and as a direct wholly owned subsidiary of Parent.

Following the consummation of the Merger, all Shares ceased trading prior to the open of trading on the Nasdaq Capital Market (“Nasdaq”) on May 18, 2026, and the Shares will be delisted from Nasdaq. Neurocrine and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Soleno’s reporting obligations under the Exchange Act as promptly as practicable.

On May 18, 2026, Neurocrine issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Neurocrine is filed as Exhibit (a)(5)(H) to the amendment to the Tender Offer Statement on Schedule TO filed by Neurocrine and Purchaser with the SEC on May 18, 2026 and is incorporated by reference herein.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLENO THERAPEUTICS, INC.

By:	/s/ Darin M. Lippoldt
Name: Darin M. Lippoldt
Title: President and Secretary

Dated: May 18, 2026